Cloud Computing Solutions Group, Inc., a Delaware Corporation

Revenue Share Promissory Notes

$250,000 Regulation Crowdfunding Offering

June 2020

PROCEDURES

Securities to be offered to investors

The offering materials being accessed by you (the "Offering Materials") on the Company's profile page (To Be Determined by Fund Me Inc., www.fundme.com (the "Company Offering Profile") relate to the offer and sale of unsecured Revenue Share Promissory Notes (collectively, the "Notes" or "RSPN") in Cloud Computing Solutions Group, Inc., a Delaware Corporation (the "Company"). The Company is seeking to raise between a minimum of $10,000 (the "Minimum Offering Amount") and a maximum of $250,000 (the "Maximum Offering Amount") from potential investors (each, an "Investor" and collectively, the "Investors") through the offer and sale of the Notes (the "Offering"). The Company is seeking funding for its Cloud Computing Server projects.

Closing procedures for the Offering

The Offering shall be available to potential Investors until the final closing of the sale and purchase of the Notes (the "Final Closing"), which will occur upon the earlier of (i) the date the Company has closed on the purchase and sale of Notes for the Offering Amount, (ii) January 31st, 2021 at 11:59 PM EST, or (iii) the Company terminates the Offering in its sole and absolute discretion (the "Termination Date"). The Notes are offered by the Company on a best-efforts, minimum-maximum basis as specified herein. As such, the Offering is contingent upon the Company's receipt of the Offering Amount, prior to the Termination Date. It is important to state that this offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief. [Rule 201(z)(1)(i)]. All funds received from Investors will be held in an escrow account (the "Escrow Account") established with Fund Me, Inc (the "Escrow Agent") until the Offering Amount has been satisfied. Once the Offering Amount has been received by the Escrow Agent in the Escrow Account, pursuant to the terms of the Escrow Agreement and provided that i) binding commitments from the investor are received reaching the target amount, ii) financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer [Rule 201(z)(1)(iii)], iii) the intermediary provides notice that the target offering amount has been met (commitments are not binding until 48 hours after they are given) iv) at the time of the closing of the offering, the issuer continues to meet or exceed the target offering amount and v) there has been no material change that would require an extension of the Offering and reconfirmation of the investment commitment, the Escrow Agent will initiate the transfer of Investor funds (net of the placement fee to be paid to the placement agent, Fund Me, Inc. (the "Placement Agent"), on such amounts) from the Escrow Account to a deposit account maintained by the Company (the "Initial Closing"), which funds shall constitute net proceeds usable by the Company for the purposes outlined in the Offering Materials. After the Initial Closing, additional Investor funds will be held in the Escrow Account until, and at such time as, the Placement Agent chooses to, in its sole discretion, direct the Escrow Agent to release the additional Investor funds, (each a "Closing"), to be facilitated using the same procedures identified herein for the Initial Closing. The Company will continue to accept investment commitments up until the occurrence of the Final Closing. If the Offering Amount has not been received by the Company into the Escrow Account prior to the Termination Date of the Offering, no Notes will be sold in the Offering, and the Offering will not be consummated. All investment commitments will be cancelled and the Escrow Agent will initiate a return of any Investor funds deposited in the Escrow Account to such Investors within ten (10) business days. Investor funds will not earn interest while in escrow and no interest will be returned with Investor funds if the Offering is not consummated. Any Notes subscribed for by control persons of the Company or the Placement Agent (or their affiliates or related persons thereof) will not be counted in determining whether the Offering Amount has been satisfied.

The Company's acceptance of investments and cancellations

The Company reserves the right to accept, through execution of a countersignature on the Subscription Documents, an Investor's subscription for Notes at any time prior to the Termination Date of the Offering and may reject the Subscription Documents based upon the Company's review thereof for any reason or for no reason. Should the Company receive investment commitments for greater than the Offering Amount, the Company will determine, in its sole discretion, which subscriptions to accept up to the Offering Amount. If the Investor has chosen to transfer their investment funds electronically, these funds will be transferred from their linked bank account as specified on the Company Offering Profile to a deposit account in the name of the Company, fortyeight (48) hours after the Company's acceptance thereof. If the Investor has chosen another form of funds transfer, the Investor will receive a notice containing instructions for transferring funds to the deposit account in the name of the Company. Investors may cancel their investment commitment in the Notes, using the methods made available on the Company Offering Profile, **for any reason for 48 hours from the time of the investor's investment commitment. After such 48-hour period, an investment commitment may not be cancelled unless there is a material change to the offering.** If an Investor has not canceled his, her or its investment commitment in the Notes prior to such deadline, the Investor's subscription for the Notes shall be irrevocable by the Investor, and will be documented through the receipt of an executed copy of the Notes, which will also be recorded and maintained on the books of the Company. The Company does not intend to employ the services of a transfer agent.

Material changes to the Offering

Should a material change be made by the Company to the Offering Materials, including, but not limited to a change to the Termination Date or the Offering Amount, the Company will provide to all Investors who have made investment commitments notice of the material change. If the Investor does not reconfirm his or her investment commitment within five (5) business days of receipt of such notice, the Investor's investment commitment will be cancelled and the Investor will receive a notification verifying that the investment commitment was cancelled, the reason for the cancellation and the refund amount that the Investor should expect to receive. The Escrow Agent will initiate a return of the Investor's funds deposited in the Escrow Account to such Investor within ten (10) business days.

Securities laws being utilized and investor qualifications

This Offering is made in reliance upon an exemption from registration under the federal Securities Act of 1933, as amended (the "Securities Act") as set forth in Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). Regulation Crowdfunding sets forth certain statutory investment limitations for purchasers of securities offered pursuant thereto. The Notes will be offered and sold only to persons whose investment in the Notes, together with any other investments made in any Regulation Crowdfunding offering during the 12-month period preceding the date of such transaction, does not exceed: (i) the greater of $2,200 or 5 percent of the lesser of the investor's annual income or net worth if either the investor's annual income or net worth is less than $107,000; or (ii) 10 percent of the lesser of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000 ((i) and (ii) collectively referred to as the "Qualified Investors"). The minimum investment that will be accepted by the Company from a Qualified Investor is $500.

Use of proceeds in the Offering

The Company intends to use the net proceeds of this Offering for purchasing equipment, G & A and soft costs associated with our Cloud Server projects as explained in further detail on the Funding tab of the Company Offering Profile at www.fundme.com.

Subscribing for an investment and transferring funds

Investors interested in subscribing for the Notes will be required to complete and return to the Company the Subscription Documents, as described herein. Payment of the investment amount is preferred via electronic ACH transfer and may also be made by check or domestic wire in limited circumstances. Instructions for each method of payment will be provided upon investment via the Company Offering Profile.

Fees for placement agent services

As compensation for Fund Me, Inc services in connection with the Offering, Fund Me, Inc shall be entitled to receive a placement fee paid by the Company (the "Placement Fee"). Below is a breakdown of the Gross Proceeds, estimated Placement Fee and Net Proceeds for the Offering.

For the Minimum offering:

- **Gross Proceeds: $10,000**
- **Fee for placement: $500**
- **Total Proceeds Received: $9,500**

For the Maximum offering:

- **Gross Proceeds: $250,000**
- **Fee for Placement: $12,500**
- **Total Proceeds Received: $237,500**

(1) Estimated placement fee payable by the Company to Fund Me, Inc. The Company will pay a Placement Fee of 5.0% on all Gross Proceeds received by the Company from the sale of the Notes in the Offering. The resulting aggregate Placement Fee does not include a $6,000 Offering Preparation fee paid prior to the Offering.

DISCLOSURES

An investment in the Notes is speculative and involves a high degree of risk

An investment in the Company should not be made by persons unable to bear the risk of loss of their entire investment or by persons who may have a need for liquidity from their investment. In making an investment decision, you must rely on your examination of the Company and the terms of the Offering, including the merits and the risks involved. Like all investments, an investment in the Company involves the risk of the loss of capital, and the Notes should not be purchased by anyone who cannot afford the loss of his, her or its entire investment. Investors must be prepared to bear the economic risk of an investment in the Company for an indefinite period and be able to withstand a total loss of their investment. Investors are encouraged to consult their own investment or tax advisors, accountants, legal counsel, or other advisors to determine whether an investment in the Notes is appropriate.

The Notes have not been registered under the Securities Act

The Notes offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). The investment contemplated by the Notes has not been recommended, approved, or disapproved by the SEC, or any state securities commission, or other regulatory authority, nor have any of these authorities passed upon or endorsed the merits of this Offering or the accuracy, completeness, or adequacy of the Offering Materials. Any representation to the contrary is a criminal offense.

Investors will be subject to certain suitability requirements

The Notes will not be sold to an Investor until such Investor delivers an executed representation, as contained in the Qualified Investor Questionnaire and Subscription Agreement, that he, she or it is a Qualified

Investor and meets certain standards. Persons who are not Qualified Investors are not permitted to invest. The fact that a person is a Qualified Investor represents the minimum suitability requirement for an Investor, and compliance with such standards does not necessarily indicate that this would be a suitable investment for such person.

There is no market for the Notes and no such market is expected to develop

The Notes are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the Notes during the one-year period beginning when the Notes were issued, unless the Notes are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. Investors may be required to bear the financial risks of the investment in the Company for an indefinite period of time. Persons who desire liquidity from this investment should not invest.

The Company will have the right to refuse any subscription in its sole discretion

The Company will have the right to refuse any subscription in its sole discretion and for any reason (or no reason), including the Company's belief that an Investor does not meet the applicable suitability requirements or that exemptions from the registration requirements of any applicable jurisdiction are not available with respect to the issuance of the Notes to any Investor under this Offering. The Company may make or cause to be made such further inquiry and obtain such additional information as it deems appropriate with regard to the suitability of Investors. The Company reserves the right to modify the suitability standards with respect to certain Investors in order to comply with any applicable state or local laws, rules, regulations or otherwise.

The information presented in the Offering Materials was prepared by the Company and contains "forward-looking" statements

The Offering Materials (together with any amendments or supplements and any other information that may be furnished by the Company) includes or may include certain forward-looking statements, estimates, and projections with respect to the Company's anticipated future performance. Examples of forward-looking statements include statements regarding the Company's future sales, purchase orders, financial results, operating results, acquisitions, business and monetization strategies, projected costs, revenues, products, competitive positions and plans and objectives of management for future operations. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "would," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Such forward- looking statements, estimates, and projections are not guarantees of future performance and reflect various assumptions of the Company's management that may or may not prove correct and involve various risks and uncertainties over which the Company may have no influence or control. No independent party has verified or confirmed the reasonableness of the assumptions that form the basis of the forecasts. These and many other factors could affect the Company's future financial and operating results, and could cause actual results to differ materially from expectations based on forward-looking statements made in the Offering Materials or elsewhere by the Company (or on its behalf). The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with growing a startup business. There can be no assurance that the Company will generate any particular level of revenue or will be able to continue to operate profitably. The Placement Agent expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward-looking statements contained in the Offering Materials.

Only the Offering Materials may be relied upon in connection with this Offering

Only the information expressly set forth in the Offering Materials or contained in documents furnished by the Company upon request may be relied upon in connection with this Offering. No person has been authorized to give any information or to make any representations other than those contained in the Offering Materials and, if given or made, such information or representations must not be relied upon. Access to the Offering Materials currently does not imply that information therein is correct as of any time after this date.

The Offering Materials do not purport to be all-inclusive

The Offering Materials provided to Investors do not purport to be all-inclusive or contain all the information that you may desire in investigating the Company. You must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved in making an investment in the Notes. Prior to making an investment decision, you should consult your own counsel, accountants, and other advisors and carefully review and consider all the Offering Materials provided and the other information that you acquire. You should not construe any statements made in the Offering Materials provided as investment, tax or legal advice.

The Company reserves the right to reject some or all any prospective investment

The offer of the Notes by the Company is subject to prior sale and certain other conditions. The Company reserves the right, in the Company's sole discretion and for any reason, to withdraw, cancel, or modify the Offering and to accept or reject some or all any prospective investment. The Company will have no liability to any Investor if the Company takes any of these actions.

The terms, conditions and restrictions of the Notes are fully set forth in the Note

The terms, conditions and restrictions of the Notes are fully set forth in the Note, which you will be required to execute if you decide to invest, the form of which has been provided to you in the Offering Materials section for this Offering on the Company Offering Profile. You should not invest unless you have completely and thoroughly reviewed the provisions of the Note. If any of the terms, conditions, or other provisions of the Note are inconsistent with or contrary to the information provided in the Offering Materials, that agreement will control. Any additional information or representations given or made by the Company in connection with the Offering, whether oral or written, are qualified in their entirety by the information set forth in the Offering Materials, including, but not limited to, the risks of investment.

No solicitation in any state or other jurisdiction in which such solicitation is not authorized

The Offering Materials do not constitute an offer to sell, or a solicitation of an offer to buy, any security in any state or other jurisdiction in which such an offer or solicitation is not authorized. Except as otherwise indicated, the offering materials speak as of the date the Offering was initiated. Neither access to the Offering Materials nor any sale of the Notes shall, under any circumstances, create an implication that there has been no change in the Company's affairs from the date the Offering was initiated.

Each investment is subject to the terms and conditions of the Investor Registration Agreement

Each Investor's subscription for and purchase of the Notes is governed by, and subject to, the terms and conditions of the Investor Registration Agreement entered into between the Placement Agent and such Investor, including, without limitation, the investment limits established by the Placement Agent for such Investor, the Placement Agent's rights to terminate the offering or any Investor's registration with the Placement Agent.

The Company will be available to you to answer questions and furnish additional information

The Company will make available to you, upon request, copies of material agreements and other documents relating to the Company and will afford you the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The Company will also provide you an opportunity to meet with representatives of the Company to obtain other additional information.

SECURITIES RISKS

No market; Lack of liquidity

There currently is no public or other trading market for the Notes being offered or any other securities of the Company and there can be no assurance that any market may ever exist for the Notes being offered or any other securities of the Company. If a public market does develop, factors such as competitors' announcements about performance, failure to meet securities analysts' expectations, changes in laws, government regulatory action, and market conditions for the industry in which the Company operates in general could harm the price of the Company's publicly traded securities. The Company has no obligation to register the Notes being offered or any other securities under the Securities Act or any state securities laws. Investors should be prepared to hold their Notes for an indefinite period.

The terms of the Notes may be amended without the consent of the Investor

Any term of the Notes may be amended or waived with the written consent of the Company, the Administrative Agent and the Investor. In addition, any term of the Notes may be amended or waived with the written consent of the Company, the Administrative Agent and Investors holding at least fifty percent (50%) of the outstanding principal amount of all Notes issued. Such an amendment would be effective to, and binding against all Investors in the Notes. As such, the Investor should be aware that it is possible for the Notes to be amended without their consent.

Restrictions on transferability

The Notes offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (Section 227.100 et seq.). As a result, the Notes are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the Notes during the one-year period beginning when the Notes were issued, unless the Notes are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. In addition, there is no market for the Notes being offered and the Company does not expect that any market will be developed in the foreseeable future Investors may not receive a return of their investment amounts and there is no guarantee of return

Investors will be entitled to receive a return on their investment only through the Notes and the interest and principal payments thereunder. The only source of funds for the repayment of the Investors' investment amounts and a return on such investment amounts is the Company's operations. The return to Investors and the future value of the investment will depend on a number of factors which cannot be predicted at this time and which may be beyond the control of the Company. These include the general, local, and industry-related economic conditions. In the event that the Company does not generate sufficient revenues from operations, the Investors may not receive any return at all and may lose a substantial portion (or possibly all) of their investment amounts. Neither the Company nor the Placement Agent makes any representations or warranties with respect to any return on an investment in the Company. There can be no assurance that an Investor will receive any return on an investment in the Company or realize any profits on such Investor's investment in the Company.

Investors will not become Shareholders of the Company

Investors will not become Shareholders of the Company (unless specifically authorized by the Company as described in the Note offering itself) and shall have no rights to share in the Company's net assets (other than pursuant to their Notes), cash flow, or net income, and shall have no voting or dividend rights, as a result of his, her or its investment. As such, corporate actions such as additional issuances of securities or repurchases of securities would not be expected to have a material impact on the Investors. However, in a sale of the Company, the full principal amount of the Notes, along with any accrued, but unpaid, interest will immediately become due and payable to the Investors.

The obligations of the Company under the Notes will be unsecured obligations

The Company's obligations under the Notes will be unsecured obligations. Therefore, upon the occurrence of an event of default under the Notes, an Investor will have no recourse against the assets of the Company and rights that the Investor may have under the Notes will be subordinate and inferior to the Company's other creditors at such time, if any.

Disputes may be resolved only through mandatory binding arbitration

The Notes provide that any claims or disputes between the Investor and the Company and its affiliates and agents (including the Placement Agent) must be resolved by confidential mandatory binding arbitration before a private dispute resolution service and forum provider. Investors will not have a right to litigate claims through a trial, and will be required to knowingly and voluntarily waive their rights to litigate any claims in a court.

Investors are required to indemnify and reimburse the Administrative Agent; There will be little or no recourse against the Administrative Agent.

As a condition of agreeing to the terms of the Notes, the Investor has agreed to indemnify and reimburse the Administrative Agent, ratably from and against any and all actual liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever (other than those expenses and costs to be borne by the Administrative Agent in the ordinary course of its or its agents' fulfillment of administrative agent services), which may be imposed on, incurred by, or asserted against the Administrative Agent in any way relating to or arising out of the Notes or any action taken or omitted under the Notes, provided that the Investor shall not be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent's gross negligence or willful misconduct.

Investors are reliant on the Administrative Agent for servicing and collections

The Investors will not be able to pursue collection against the Company themselves. If the Administrative Agent were to become subject to a bankruptcy or similar proceeding or were to otherwise become unable to perform its duties under the Notes, enforcement of Investors' rights could be uncertain, recovery of funds due on the Notes may be substantially delayed, and any funds recovered may be substantially less than the amounts due or to become due on the Notes. There is no provision in the Notes for a party to replace the Administrative Agent.

<u>COMPANY RISKS</u>

1. Our Company has little to no operating history and there is no guarantee we will be able to successfully launch our Business Plan. Investments in startups are speculative and these companies often fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

2. The Company may be mining Crypto currencies and therefore inherent risks are involved with mining, owning, trading and converting these currencies to fiat currencies.

3. You may be investing in preferred equity, Revenue Share Promissory Notes (RSPN or Notes), common equity, or convertible notes. These securities instruments all have different inherent risks caused by their structure. You should take the time to understand the nature of the securities instrument that you are investing in

4. Startup companies may need to raise additional capital in the future. When these new investors make their investment into the company, they may receive newly issued securities. These new securities will dilute the percentage ownership that you have in the business.

5. The startup may face competition from other companies, some of which might have received more funding than the startup has. One or more of the company's competitors could offer services like those offered by the company at significantly lower prices, which would cause downward pressure on the prices the company would be able to charge for its services. If the company is not able to charge the prices it anticipates charging for its services, there may be a material adverse effect on the company's results of operations and financial condition

6. The company is at an early stage may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long trading history. The company is also only obligated to provide limited information regarding its business and financial affairs to investors.

7. The company may require funds more than its existing cash resources to fund operating expenses, develop new products, expand its marketing capabilities, and finance general and administrative activities. Due to market conditions at the time the company needs additional funding, it is possible that the company will be unable to obtain additional funding when it needs it, or the terms of any available funding may be unfavorable. If the company is unable to obtain additional funding, it may not be able to repay debts when they are due, or the new funding may excessively dilute existing investors. If the company is unable to obtain additional funding as and when needed, it could be forced to delay its development, marketing, and expansion efforts and, if it continues to experience losses, potentially cease operations.

8. Unlike publicly traded companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess. The issuer will set the share price for your investment and you may risk overpaying for your investment. The price you pay for your investment may have a material impact on your eventual return, if any at all.

9. Any returns may take several years to materialize. Most startups take five to seven years to generate any investment return, if any at all. It may also take many years before you will know if a startup investment will generate any return. You should not invest any funds in which you require a return within a certain time frame.

10. Some startups may be successful and generate significant returns, but many will not be successful and will only generate small returns, if any at all. Any returns that you may receive will be variable in amount, frequency, and timing. You should not invest any funds in which you require a regular, predictable and/or stable return

TAXES

No analysis has been done of potential federal, state or local tax consequences.

Investors should consider potential federal, state and local tax consequences of an investment in the Notes and they are urged to consult their own tax advisor to determine the federal, state and local income tax consequences of acquiring, owning, and disposing of, the Notes. Depending upon applicable state and local laws, tax benefits that are available for federal income tax purposes may not be available to Investors for state and local income tax purposes. The Offering Materials make no attempt to summarize the federal, state and local tax consequences to potential investors.

RELATED PARTIES

Related party participation in the Offering

Any securities subscribed for by managers or affiliates of the Company (or their affiliates or related persons thereof) will not be counted in determining whether the Minimum Offering Amount has been raised in the Offering. At the commencement of this Offering, the managers of the Company have pledged to participate in the Offering, investing up to $15,000 in common stock for initial operating purposes.

CAPITALIZATION AND PREVIOUS SECURITIES OFFERINGS

Capitalization of the Company

To this point, the startup costs of the Company have been paid through capital contributions of the Company's shareholders. The Company has two classes of Shares: Class A and Class B. Class A Shares carry one vote per Share and Class B Shares carry no vote per Share. Each class will participate pro-rata in any distributions based on dividends. Justin Covillon is the only individual with greater than 20% ownership of the Class A Common Shares.

Indebtedness of the Company

The Company does not carry any existing debt. The Company will disclose any related planned debt financings when applicable.

Previous securities offerings of the Company

The Company has not previously raised outside capital through a securities offering.

DIRECTORS AND OFFICERS OF THE COMPANY

Justin Covillon-President January 2020-Present

Mr. Covillon have been mining various cryptocurrencies for the last 5 years and have been instructing students in over 80 countries for the last 3 years. Having seen how much energy is consumed by the various ASIC and GPU miners across the board, Mr. Covillon wanted to be a part of something better. As a result, his team started working over two years ago on this project to help develop a more efficient cloud server, something ecologically friendly, as well as maximizing returns.

Charles Grigsby-Comptroller January 2020-Present

Mr. Grigsby has over 40 years of experience in forensic and valuation accounting. He is an expert in his field and has successfully negotiated several mergers and acquisitions as well as handled the capital raises. He holds the following accreditations Certified Public Accountant (CPA), Accredited in Business Valuation (ABV), Certified Merger & Acquisition Advisor (CM&AA), Certified Information Technology Professional(CITP), Certified Valuation Analyst, (CVA)-April 2013 National Association of Certified Valuators and Analysts (NACVA), Accredited in Business Appraisal Review (ABAR), Certificate in Private Capital Markets (CPCM) and A Systematic Approach to Mediation Strategies.

Bill Barre-Chief Operations Officer January 2020-Present

Mr. Barre brings over 35 years of experience in the health care and pharmaceutical industries. He has experience in running operations for companies such as Target Pharmacy, MedImpact as well as Achieve Health Management. Mr. Barre brings contacts to CCSG in several industries as well as insight to how our technology will best serve the medical space.

Glen Amador-Senior Strategic Advisor January 2020-Present

Mr. Amador has over 30 years of experience in owning home health and DME companies. He also has several connections in the gaming, hospitality, medical, transportation and technology industries. His expertise in these areas will help CCSG in obtaining quality contracts and licensing agreements.

Strategic Advisors

Charles Parks-Achieve Health Management Group, Inc

Harvey Bogarat-Achieve Health Management Group, Inc

James Bailey-Achieve Health Management Group Inc & Former CEO of Liberty Medical

Claude Palmer-Chairman of the Board, Sentient LLC & Trypto, Inc.

Willie Gault-Former NFL player and Olympian

ONGOING REPORTING

In addition to the Information Rights provided to investors under the Notes, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website at: www.cloudcomputingsolutiongroup.com or on the Company profile page at www.fundme.com.

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
3. the Company has filed at least three annual reports pursuant to Regulation Crowdfunding;
4. the Company or another party repurchases all of the Notes issued in this Offering, including payment in full of the Notes; or
5. the Company liquidates or dissolves its business in accordance with state law.

"BAD ACTOR" CHECK

No Officer, Director and/or Shareholder owning more than 20% control has answered "Yes" to any questions in regards to a conviction, order, judgment, decree, suspension, expulsion or bar issued after May 16, 2016, and the Company is relying on an exemption under Section 4(a)(6) of the Securities Act thereof as a result.

ADDITIONAL INFORMATION

The Offering Materials for the Offering are available on the company offering profile at www.fundme.com . All communications or inquiries relating to these materials or to a possible investment in the Company should be made through Fund Me or the Company at www.cloudcomputingsolutiongroup.com.